FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
	INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES	OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . . .0.5
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person* Dombek Gerard M.	2. Date of Event Requiring Statement (Month/Day/Year) 02/27/03	4. Issuer Name and Ticker or Trading Symbol: Sequa Corporation - SQAA
(Last) (First) (Middle) c/o Sequa Corporation 1310 Papin Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner	6. If Amendment, Date of Original (Month/Day/Year)
(Street) St. Louis MO 63103		X Officer (give Other (specify title below) below) Senior Vice President	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Class A Common	12 shares (1)	D

FORM 3 (continued)                            Table II -Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expiration Date	Title	Amount or Number of Shares		Indirect (I) (Instr. 5)
Employee Stock Option (right to buy)	(2)	09/23/03	Class A Common	6,000	$58.00	D

Explanation of Responses:  (1) Consists of 6 shares owned by each of Mr. Dombek's two minor sons.  (2) Granted pursuant to the Sequa Corporation 1998 Key Employees Stock Option Plan.  The option was exercisable in 3 equal annual installments beginning 9/24/99.